Exhibit 3.4

Article of Amendment Of Certificate of Incorporation

HYBRID FUEL SYSTEMS, INC.

Pursuant for Georgia Business Corporation Code Section 14-2=1006

HYBRID FUEL SYSTEMS, INC. {hereinafter called the "Corporation"} a corporation organized under and by virtue of the Georgia Business Corporation Code, does not hereby certify:

1. The name of the Corporation is Hybrid Fuel Systems, Inc.

2. The text of each amendment as adopted as follows:

Article One of the Articles of Incorporation of the Corporation is replaced by the following:

3. The foregoing amendment was adopted by the Board of Directors and shareholder action was not required for approval.

4. The Amendment to the Articles of Incorporation was adopted at a Meeting o f the Board of Directors held the 22nd day of February 2006.

By:	/s/ Mark Clancy
Mark C. Clancy Chief Executive Officer Secretary Director